Transocean Inc. Post Office Box 2765 Houston, Texas 77252-2765

William E. Turcotte
Vice President, Associate General Counsel
and Assistant Corporate Secretary

August 8, 2006

Via Fax (1-202-772-9368) and Edgar

Ms. Jennifer Goeken
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7410

Re:	Transocean Inc. Comment Letter dated August 2, 2006

Dear Ms. Goeken:

Transocean Inc. received the Staff’s comment letter dated August 2, 2006. In that letter, the Staff requested that we respond to the comment within 10 business days or tell the Staff when we will respond. Accordingly, we hereby advise you that we anticipate responding to the comments by Wednesday, August 23rd.

Sincerely,

/s/ William E. Turcotte
William E. Turcotte